FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests of the under-mentioned Persons Discharging Managerial Responsibility in the Ordinary shares of GlaxoSmithKline plc ("Ordinary shares") following the vesting of 50% of awards made under the GlaxoSmithKline Deferred Investment Award Plan ("the Plan") on 18 September 2007:

Ms C Thomas	Following the vesting of 5,850.558 Ordinary shares under the Plan on 18 September 2011, Ms Thomas will receive a payment of 1302.50 pence per Ordinary share on 20 October 2011.
Mr D Redfern	Following the vesting of 9,360.893 Ordinary shares under the Plan on 18 September 2011, Mr Redfern will receive a payment of 1302.50 pence per Ordinary share on 20 October 2011.
The Company and the above-mentioned persons were advised of this information by the Administrators of the Plan on 22 September 2011.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

22 September 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  September 22, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc